UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement

Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

KLM ROYAL DUTCH AIRLINES

(Name of Subject Company (Issuer))

AIR FRANCE

(Names of Filing Persons (Offeror))

Common shares, par value €2

(Title of Class of Securities)

482516309

(CUSIP Number of Class of Securities)

Jean-Marc Bardy

Air France

45, rue de Paris

95747 Roissy-CDG Cedex

France

+33 1 41 56 78 00

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies To:

Jan Ernst de Groot KLM Royal Dutch Airlines Amsterdamseweg 55 1182 GP Amstelveen The Netherlands +31 20 649 91 23	Thomas N. O’Neill III Linklaters 25, rue de Marignan 75008 Paris France +33 1 56 43 56 43	William B. Hobbs Linklaters 1345 Avenue of the Americas 19th Floor New York, NY 10105 USA 1 (212) 424 9000	Paul D. Burns Allen & Overy One New Change London EC4M 9QQ United Kingdom +44 207 330 4668	Daniel P. Cunningham Allen & Overy 1221 Avenue of the Americas 21st Floor New York, NY 10020 USA 1 (212) 610 6427

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**

$960,300,975	$192,061

*	Estimated solely for the purpose of calculating the amount of filing fee. This is based on (a) the average of the high and low sales prices of KLM New York registry shares on the New York Stock Exchange on March 30, 2004 and (b) the maximum number of KLM common shares that may be tendered in the offer.
**	The amount of filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals one fiftieth of 1% of the value of the transaction.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$218,161	Filing Party:	Air France
Form or Registration No.:	Form F-4	Date Filed:	April 5, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (the “Statement”) is filed by société Air France (“Air France”), a société anonyme organized under the laws of France. This Statement relates to the offer by Air France to exchange Air France ordinary shares (the “Air France shares”), nominal value €8.50 per share, Air France American depository shares, each representing one Air France share, Air France warrants and Air France American depository warrants, each representing one Air France warrant, for common shares, nominal value €2, including New York registry shares, of KLM Royal Dutch Airlines (“KLM”), a company organized under the laws of the Netherlands, upon the terms and subject to the conditions set forth in the Prospectus, dated April 5, 2004 (the “Prospectus”), a copy of which is attached hereto as Exhibit (a)(1) and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(3), which, together with the Prospectus, as amended or supplemented from time to time, constitute the “Offer”).

Items 1 through 11.

As permitted by General Instruction F to Schedule TO, all of the information in the Prospectus and the related Letter of Transmittal, and any prospectus supplement or supplement thereto related to the Offer, filed with the Securities and Exchange Commission by Air France after the date hereof is hereby incorporated by reference in response to Items 1 through 11 of this Statement.

Item 12. Exhibits.

(a)(1) Prospectus dated April 5, 2004 (incorporated by reference to Air France’s Registration Statement on Form F-4 filed on April 5, 2004).

(a)(2) Form of Letter of Transmittal, including Guidelines for Certification of Taxpayor Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit 99.1 to Air France’s Registration Statement on Form F-4 filed on April 5, 2004).

(a)(3) Form of Notice of Guaranteed Delivery (incorporated be reference to Exhibit 99.2 to Air France’s Registration Statement of Form F-4 filed on April 5, 2004).

(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to Air France’s Registration Statement on Form F-4 filed on April 5, 2004).

(a)(5) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees to Clients (incorporated by reference to Exhibit 99.4 to Air France’s Registration Statement on Form F-4 filed on April 5, 2004).

(a)(6) Translation of text of advertisement in the Dutch press announcing commencement of the offer dated April 3, 2004 (incorporated by reference to Form 425 filed by Air France on April 5, 2004).

(a)(7) Text of advertisement in the Wall Street Journal announcing commencement of the offer dated April 5, 2004 (incorporated by reference to Form 425 filed by Air France on April 5, 2004).

(a)(8) Translation of the financial analysis of the offer from Air France’s French prospectus (Note d’opération) relating to the issuance of Air France shares and Air France warrants in the offer (incorporated by reference to Form 425 filed by Air France on April 5, 2004).

(b) None.

(c) Not applicable.

(d)(1) Framework Agreement, dated as of October 16, 2003, between Air France and KLM (incorporated by reference to Exhibit 2.1 to Air France’s Registration Statement on Form F-4 filed on April 5, 2004).

(d)(2) Share Purchase Agreement, dated October 16, 2003, between the State of the Netherlands and Air France, in respect of KLM priority shares.

(d)(3) Share Purchase Agreement, dated October 16, 2003, between the State of the Netherlands, and Air France, in respect of KLM cumulative preference shares A.

(d)(4) Share Purchase Agreement, dated October 16, 2003, between Air France and ABN AMRO Bank N.V., NS Groeup N.V., Fortis Bank (Nederland) N.V., Intech N.V. and KLM, in respect of KLM priority shares.

(d)(5) Purchase Agreement, dated September 29, 2003, between Air France and Rabobank Nederland Participatiemaatschappij B.V. in respect of depositary receipts representing KLM cumulative preference shares C.

(e) Not applicable.

(f) Not applicable.

(g) None.

(h)(1) Opinion of Linklaters as to certain matters of U.S. taxation (incorporated by reference to Exhibit 8.1 to Air France’s Registration Statement on Form F-4 filed on April 5, 2004).

(h)(2) Opinion of Linklaters as to certain matters of French taxation (incorporated by reference to Exhibit 8.2 to Air France’s Registration Statement on Form F-4 filed on April 5, 2004).

(h)(3) Opinion of Nauta Dutilh as to certain matters of Dutch taxation (incorporated by reference to Exhibit 8.3 to Air France’s Registration Statement on Form F-4 filed on April 5, 2004).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SOCIETE AIR FRANCE

By:	/s/ Jean-Cyril Spinetta

Name:	Jean-Cyril Spinetta

Title:	Chairman and Chief Executive Officer

Date:  April 5, 2004